

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2018

Feng Zhou
Chief Executive Officer
China SXT Pharmaceuticals, Inc.
178 Taidong Rd North, Taizhou
Jiangsu, China

Re: China SXT Pharmaceuticals, Inc.
   Amendment No. 2 to Registration Statement on Form F-1
   Filed March 6, 2018
   File No. 333-221899

Dear Mr. Zhou:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2018 letter.

Amendment No. 2 to Registration Statement on Form F-1

Capitalization, page 35

1.   Please update the financial statement information at the Summary Financial Data (page 13), Capitalization Table (page 35), and Dilution Table (page 37) for consistency with the interim period financial statements included in the filing. Refer to the Instructions for Item 3 of Form 20-F.

Business, page 47

2.   We note your response to prior comment 10, which appears inconsistent with your disclosures throughout the Prospectus Summary, Business section, and elsewhere that implies you are developing new products that give you an edge over major competitors. For example:

- On page 8, you indicate your belief that your research and development capabilities allow you to create innovative TCMP that fulfills your customers' needs;
- On page 53, you disclose you expect to continue to gain additional competitive advantages through the growing pipeline of new TCMP products;
- On pages 8, 40, 43 and 59, you disclose you are constantly in the process of developing new types of advanced TCMP products; and
- On pages 40, 41, and 43 you imply the company has identified great advantages of advanced TCMP over regular TCMP.

Please revise these disclosures and throughout your filing to clearly indicate that your research and development, if true, is primarily focused on innovative engineering methods for cleaning and grinding traditional TCMPs and that your working process has <u>not</u> produced a new medicine or changed the medicinal effects of TCMPs, consistent with your response.

Share Pledge Agreement, page 50

3.   We reissue prior comment number 7. Please specify to dollar amount of the payment due under the Share Pledge Agreement.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(i) Accounts Receivables, page F-41

4.   We acknowledge your response to prior comment 12. As previously requested, please revise to include the information in your response explaining why DSO is so high in your filing. Further, we note the accounts receivable balances that are included in the table in your response do not agree to the accounts receivable balances included in your December 31, 2017 financial statements (see page F-30). Please explain this discrepancy and as necessary, provide us an updated aging.

       You may contact Christine Torney at 202-551-3652 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joan Wu